Exhibit 99.1
China Finance Online Co. Limited
9th Floor of Tower C, Corporate Square,
No. 35 Financial Street,
Xicheng District, Beijing, 100032, China
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
To Be Held on June 30, 2007
NOTICE IS HEREBY GIVEN that the annual general meeting of shareholders of China Finance Online Co. Limited, or the Company, will be held on June 30, 2007 at 10:00 a.m., Beijing time, at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China, for the following purposes:
1.	To re-elect Hugo Shong and Ling Wang as directors to serve for the ensuing two years and until their successors are elected and duly qualified.

2	To approve the China Finance Online Co. Ltd. 2007 Equity Incentive Plan and the reservation of 10,558,493 ordinary shares thereunder.

3.	To approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as independent auditors of the Company for a term ending on the date of our next annual general meeting to be held in 2008 and to authorize the board of directors to determine their remuneration.

4.	To consider and approve the audited consolidated financial statements for the fiscal year ending on or as of December 31, 2006 together with the Reports of the Directors and the Auditors thereon as required by Hong Kong law, which can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp starting from May 29, 2007, or through the website of the Securities and Exchange Commission at www.sec.gov, starting from May 29, 2007.

5.	To authorize our board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, by considering and, if thought fit, passing the following as ordinary resolutions:
“ORDINARY RESOLUTION
THAT the exercise by the board of directors of all the powers of the Company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.

For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:

(i) the conclusion of the next annual general meeting of the Company;

(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and

(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the Company’s shareholders in an annual or extraordinary general meeting of the shareholders.”
The foregoing items of business are more fully described in the proxy statement which is attached and made a part of this notice. Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2006, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov. Holders of record of American Depositary Shares representing our ordinary shares at the close of business on May 24, 2007 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting.
FOR THE BOARD OF DIRECTORS

/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors
Beijing, China PRC
May 31, 2007
YOUR VOTE IS IMPORTANT
TO ENSURE YOUR REPRESENTATION AT THE ANNUAL GENERAL MEETING, YOU ARE URGED TO MARK, SIGN, DATE AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE IN THE ACCOMPANYING ENVELOPE. IF YOU ATTEND THE MEETING, YOU MAY VOTE IN PERSON EVEN IF YOU RETURNED A PROXY.
IF YOU ARE A HOLDER OF OUR ADRs, THE DEPOSITARY HAS SET JUNE 27, 2007 AS THE DEADLINE FOR YOU TO SUBMIT YOUR VOTING INSTRUCTION CARD DIRECTING THE DEPOSITARY TO VOTE THE ORDINARY SHARES REPRESENTED BY YOUR ADSs.
CHINA FINANCE ONLINE CO. LIMITED
PROXY STATEMENT
General
We are soliciting the enclosed proxy on behalf of our board of directors for use at the annual general meeting of shareholders to be held on June 30, 2007 at 10:00 a.m., Beijing time, or at any adjournment or postponement thereof. The annual general meeting will be held at our offices located at 9th Floor of Tower C, Corporate Square, No. 35 Financial Street, Xicheng District, Beijing, 100032, China.
This proxy statement and the form of proxy are first being mailed to shareholders on or about May 31, 2007.
Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ending December 31, 2006, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov.

Revocability of Proxies
Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering a written notice of revocation or a duly executed proxy bearing a later date or, if you hold ordinary shares, by attending the meeting and voting in person. A written notice of revocation must be delivered to the attention of Mr. Zhiwei Zhao, our chief executive officer, if you hold our ordinary shares, or to JPMorgan Chase Bank, N.A. if you hold American Depositary Shares, or ADSs, representing our ordinary shares.
Record Date, Share Ownership and Quorum
Holders of ADSs representing our ordinary shares at the close of business on May 24, 2007 (New York City time) and holders of our ordinary shares are entitled to vote at the annual general meeting. As of May 24, 2007, 106,784,933 of our ordinary shares, par value HK$0.001 (US$0.00013) per share, were issued and outstanding, of which 77,081,155 ordinary shares were represented by 15,416,231 issued and outstanding ADSs. The presence of at least one ordinary shareholder in person or by proxy and representing at least 33 1/3% of our outstanding ordinary shares will constitute a quorum for the transaction of business at the annual general meeting.
Voting and Solicitation
Each ordinary share is entitled to one vote. Voting at the annual general meeting will be by a show of hands unless the chairman of the meeting or any shareholder present in person or by proxy demands that a poll be taken.
The costs of soliciting proxies will be borne by our Company. Proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, in person or by telephone or electronic mail. Copies of solicitation materials will be furnished to banks, brokerage houses, fiduciaries and custodians holding in their names our ordinary shares or ADSs beneficially owned by others to forward to those beneficial owners. We may reimburse persons representing beneficial owners of our ordinary shares and ADSs for their costs of forwarding solicitation materials to those beneficial owners.
Voting by Holders of Ordinary Shares
When proxies are properly dated, executed and returned by registered holders of ordinary shares, the shares they represent will be voted at the annual general meeting in accordance with the instructions of the shareholder. If no specific instructions are given by such holders, the shares will be voted FOR proposals 1, 2, 3, 4 and 5 and in the proxy holder’s discretion as to other matters that may properly come before the annual general meeting. Abstentions by holders of ordinary shares are included in the determination of the number of shares present and voting but are not counted as votes for or against a proposal. Broker non-votes will not be counted towards a quorum or for any purpose in determining whether the proposal is approved. Any registered holder of ordinary shares entitled to attend and vote at the annual general meeting is entitled to appoint one or more proxies to attend and, on a poll, vote on such registered holder’s behalf. A proxy need not be a shareholder of the Company.
Voting by Holders of American Depositary Shares
JPMorgan Chase Bank, N.A., as depositary of the American Depositary Shares, or ADSs, is required under the Deposit Agreement we entered into with it to mail to all holders of ADRs, after it has received notice of the annual general meeting, a notice stating (a) such information as contained in the notice it has received from us, as well as any solicitation materials and other accompanying materials, (b) that each such holder as of May 24,

2007 (New York City time) will be entitled to instruct the depositary as to the exercise of the voting rights pertaining to the ordinary shares represented by the ADSs and evidenced by such holder’s ADRs and (c) the manner in which such instructions may be given.
Upon receipt of instructions from holders of ADRs on or before 3:00 p.m., June 25, 2007 and in the manner required and described in the notice sent to such holders, the depositary will, at the annual general meeting on June 30, 2007, endeavor to vote or cause to be voted the ordinary shares represented by such ADSs in accordance with such ADS holders’ instructions. The depositary will not itself exercise any voting discretion in respect of any ordinary shares that are represented by the ADSs.
To the extent such instructions are not received by JPMorgan Chase Bank, N.A. as depositary of ADSs from any holder of ADRs on or before 3:00 p.m., June 25, 2007 or in the manner required, we understand from the depositary that the depositary will deem such holder to have instructed the depositary to give a discretionary voting proxy to Mr. Fansheng Guo, one of our independent directors, and Lin Yang, our financial reporting manager, or either one of them, as the persons designated by the Company to receive voting proxies, with full power to each of substitution, and to exercise such holder’s voting rights under such ADSs’ underlying ordinary shares in the manner such person deems fit.
JPMorgan Chase Bank, N.A. and its agents are not responsible if they fail to carry out your voting instructions or for the manner in which they carry out your voting instructions. This means that if the ordinary shares underlying your ADSs are not able to be voted at the annual general meeting, there may be nothing you can do.
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT
The following table sets forth information with respect to the beneficial ownership, within the meaning of Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, of our ordinary shares by:
•	each person known to us to own beneficially more than 5% of our ordinary shares; and

•	each of our directors and executive officers who beneficially own any of our ordinary shares.
As of March 31, 2007, 105,584,933 shares of our ordinary shares were outstanding. On that date, a total of 15,416,231 of our ADSs were outstanding. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the Securities and Exchange Commission, or the SEC, governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of securities as to which such person has no economic interest. The shareholders listed below do not have different voting rights.
Beneficial ownership includes voting or investment power with respect to the securities. Except as indicated below, and subject to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all ordinary shares shown as beneficially owned by them. Percentage of beneficial ownership is based on 105,584,933 ordinary shares outstanding.

Number of Shares Beneficially Owned
Name	Number	Percent
5% Shareholder
IDG Technology Venture Investment, Inc.(1)	20,580,652	19.49%
IDG Technology Venture Investments, LP (2)	6,723,115	6.37%
Vertex Technology Fund (III) Ltd. (3)	14,481,319	13.72%
Jianping Lu (4)	7,156,121	6.78%
Ling Zhang (5)	8,746,370	8.28%
Directors and executive officers
Hugo Shong	*	*
Kheng Nam Lee	*	*
Ling Wang	*	*
Fansheng Guo	*	*
Zhiwei Zhao	*	*
Jun (Jeff) Wang	*	*
Sam Qian	1,056,800	1.00%
All current directors and executive officers as a group (6 persons)	1,854,400	1.74%

*	Upon exercise of all options currently exercisable or vesting within 60 days of the date of this annual report, would beneficially own less than 1% of our ordinary shares.

(1)	Includes 20,580,652 ordinary shares held by IDG Technology Venture Investment, Inc. IDG Technology Venture Investment, Inc. is the limited partner of IDG Technology Venture Investments, LP and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investment, Inc., a Massachusetts corporation, is wholly owned by International Data Group Inc., a Massachusetts corporation, which is controlled by Patrick McGovern, the majority shareholder, founder and chairman of International Data Group Inc. IDG Technology Venture Investment, Inc. disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investments, LP. The registered address of IDG Technology Venture Investment, Inc. is 5 Speen Street, Framingham, MA 01701, U.S.A.

(2)	Includes 6,723,115 ordinary shares held by IDG Technology Venture Investments, LP. The general partner of IDG Technology Venture Investments, LP is IDG Technology Venture Investments, LLC. Messrs. Patrick McGovern and Quan Zhou are managing members of IDG Technology Venture Investments, LLC, both of whom disclaim beneficial ownership of our shares held by IDG Technology Venture Investments, LLC. IDG Technology Venture Investment, Inc. is a limited partner of IDG Technology Venture Investments, LP, and does not control IDG Technology Venture Investments, LP. IDG Technology Venture Investments, LP disclaims beneficial ownership of all of the ordinary shares owned by IDG Technology Venture Investment, Inc. The registered address of IDG Technology Venture Investments, LP is Corporation Service Company, 1013 Centre Road, Wilmington, County of New Castle, Delaware 19805-1297, U.S.A.

(3)	Includes 14,481,319 ordinary shares held by Vertex Technology Fund (III) Ltd. The majority shareholder of Vertex Technology Fund (III) Ltd is Vertex Venture Holdings Ltd, who may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. Vertex Management (II) Pte Ltd is the fund manager of Vertex Technology Fund (III) Ltd, and may be deemed to have power to vote and dispose of the shares held of record by Vertex Technology Fund (III) Ltd. The address of Vertex Technology Fund (III) Ltd is 51 Cuppage Road, #10-08 Starhub Centre, Singapore 229469.

(4)	Includes (i) 4,028,156 ordinary shares held by Cast Technology, Inc.; and (ii) 3,127,965 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.

(5)	Includes (i) 4,923,302 ordinary shares held by Cast Technology, Inc.; and (ii) 3,823,068 ordinary shares held by Fanasia Capital Limited. Both Cast Technology, Inc. and Fanasia Capital Limited are held 45% and 55% by Jianping Lu and Ling Zhang, respectively.
None of our existing shareholders has voting rights that differ from the voting rights of other shareholders. We are not aware of any arrangement that may, at a subsequent date, result in a change in control of our company.
PROPOSAL 1
ELECTION OF DIRECTORS
We have a staggered board of directors, which means our directors, excluding our chief executive officer, are divided into two classes, with half of the board of directors, excluding the chief executive officer, standing for election every two years. Our chief executive officer will at all times be a director, and will not retire as a director, so long as he remains as the chief executive officer. Accordingly, our directors, excluding the chief executive officer, hold office until the second annual general meeting of shareholders following their election, or until their successors have been duly elected and qualified. Our board of directors is currently comprised of five members. Excluding our chief executive officer, two of our five directors having served the longest are required to stand for re-election at the 2007 annual general meeting.
Our board of directors, at the recommendation of our nominations committee, has nominated two current directors for re-election at the 2007 annual general meeting. Each nominee, if elected, would, subject to our Amended and Restated Articles of Association, hold office for two years and until such director’s successor is elected and is duly qualified, or until such director’s earlier death, bankruptcy, insanity, resignation or removal. Each of the nominees has been previously elected by our shareholders. Our Amended and Restated Articles of Association presently authorize up to nine board positions. Proxies cannot, however, be voted for a greater number of persons than the number of nominees named in this proxy statement.
Shares represented by executed proxies will be voted, if authority to do so is not withheld, for the election of the two nominees named below. Our board of directors has no reason to believe that each of the nominees named below will be unable or unwilling to serve as a director if elected. In the event that any nominee should be unavailable for election as a result of an unexpected occurrence, such shares will be voted for the election of such substitute nominee as management may propose.
The names of the directors, their ages as of May 31, 2007 and their principal positions with our Company are as follows:

Name	Age	Position

Directors Standing for Re-Election

Hugo Shong	51	Director
Ling Wang	44	Director (1)

Name	Age	Position

Continuing Directors Not Standing for Re-Election

Kheng Nam Lee	59	Director (2)
Fansheng Guo	51	Director (1)
Zhiwei Zhao	44	CEO and Director

(1)	Member of audit committee, compensation committee and nominations committee.
(2)	Member of audit committee.
Directors Nominated for Election at the Annual General Meeting
Hugo Shong has served as our director since May 2004. He was elected as the Chairman of our Board of Directors as of July 25, 2005 and has been in that position since then. Mr. Shong has been a senior vice president of International Data Group, Inc., or IDG, since 2001, the president of IDG Asia since 1995, a director of IDG Technology Venture Investment, Inc., or IDGVC, since 1994, and a member of IDG Technology Venture Investments, LLC, the general partner of IDG Technology Venture Investments, LP, since 2000. Mr. Shong has headed a number of operations for IDG including in information technology, publishing, market research and tradeshows in the Asia Pacific region. Mr. Shong graduated from Hunan University with a Bachelor of Arts degree in English, followed by a Master of Science degree from the Boston University College of Communications.
Ling Wang has served as our director since May 2004. Mr. Wang is the chairman and chief executive officer of GCTech Company Limited, a company that provides systems integration and software development services to the telecommunications industry, which he founded in 1994. Since 2003, he has been a director of Tiantian Online Co., Ltd., a provider of broadband Internet audio-visual programs (or Internet TV) in the PRC. Mr. Wang graduated with a Bachelor of Science degree in Mathematics from the University of Science and Technology of China, and also has a Master of Science degree in automation control from the Beijing Institute of Information Control.
The directors will be elected by a majority of the votes present in person or represented by proxy and entitled to vote. In electing directors, each shareholder may cast one vote per ordinary share owned for each director to be elected; shareholders cannot use cumulative voting.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR
THE ELECTION OF EACH OF THE NOMINEES NAMED ABOVE.
Other Directors
Fansheng Guo has served as our director since May 2004. Mr. Guo is the chairman, chief executive officer and president of HC International, Inc., a Hong Kong listed company that provides business information services in the PRC, which he founded in 1990. Mr. Guo obtained a Bachelor of Arts degree in Industrial Economics from Renmin University of China.
Kheng Nam Lee has served as our director since May 2004. Mr. Lee was the president of Vertex Management Pte. Ltd., a management company for a venture capital fund, from March 1995 to February 2004 and was also a director of Vertex Venture Holdings Ltd., both of which are affiliates of Vertex Technology Fund (III) Ltd. Mr. Lee is a director of Creative Technology Ltd and United Test and Assembly Centre Ltd, and has served as a director of ActivCard Corp, Centillium Communications Inc., Creative Lab Inc., GRIC Communications Inc., Gemplus International SA and Semiconductor Manufacturing International Corporation. Mr. Lee holds a Bachelor of Science degree in mechanical engineering, with first class honors, from Queen’s University,

Canada and a Master of Science degree in operations research and systems analysis from the U.S. Naval Postgraduate School.
Zhiwei Zhao has served as our Chief Executive Officer since June 21, 2005 and our director since July 25, 2005. Mr. Zhao was the Chairman of the Board of Directors of Abitcool Inc. before joining us. Abitcool is a company that provides broadband internet services in China. It boasts the largest private Internet Data Center in China. From 1998 to 2005, he served as the General Manager of Huatong International Development Limited in Hong Kong. Mr. Zhao graduated with a Bachelor of Science degree from Huazhong University of Science and Technology.
Relationships Among Directors or Executive Officers
There are no family relationships among any of the directors or executive officers of our Company.
Meetings and Committees of the Board of Directors
During the year 2006, our board of directors met in person or passed resolutions by unanimous written consent eight times. No director attended fewer than 75% of all meetings of our board of directors and its committees on which he or she served after becoming a member of our board of directors. Our directors may and in the past have passed resolutions by unanimous written consent in lieu of holding a board meeting. In 2006, our independent directors, without the presence of any director other than the independent directors, met in person or passed resolutions by unanimous written consent four times. We have no specific policy with respect to director attendance at our annual general meetings of shareholders.
Our board of directors has three committees: the audit committee, the compensation committee and the nominations committee. Messrs. Kheng Nam Lee, Ling Wang and Fansheng Guo are currently the members of the audit committee. Messrs. Ling Wang and Fansheng Guo are also currently the members of the compensation committee and the nominations committee.
Independent Directors
We have determined that a majority of our directors, Kheng Nam Lee, Ling Wang and Fansheng Guo are “independent directors” within the meaning of Nasdaq Marketplace Rule 4200(a)(15).
Compensation of Directors
We did not pay any stock option and other compensation to our non-executive directors in 2006. We have no service contracts with any of our directors that provide benefits to them upon termination.
PROPOSAL 2
APPROVAL OF THE CHINA FINANCE ONLINE CO. LTD 2007 EQUITY INCENTIVE PLAN
     On May 11, 2007, the Board approved the China Finance Online 2007 Equity Incentive Plan (the “2007 Plan”) under which 10,558,493 ordinary shares (equivalent to approximately 2,111,699 ADSs) will be reserved for issuance, representing 10% of our outstanding ordinary shares as of March 31, 2007. The Board adopted the 2007 Plan because it believes that the Company should have a shareholder-approved equity compensation plan in order to make equity compensation awards, including performance-based equity-awards, to management and key employees (as well as a trust or other form of entity controlled by, and solely for the benefit of, the employees who receive the awards under the 2007 Plan). The 2007 Plan will not become effective unless it is approved by the Company’s shareholders.
     While the Company has a 2004 Stock Incentive Plan in place presently, the Board believes that since most of the Company’s executive officers and other key employees have joined the Company after February 2005 and since they do not currently have a meaningful equity component to their compensation, it is essential to have a plan specifically in place for the benefit of the management and key employees. In approving the 2007 Plan and submitting it to the shareholders of the Company for approval, the Board noted that the shares proposed to be reserved for issuance under the 2007 Plan would come out of previously repurchased shares, and would therefore not increase the total outstanding shares of the Company.
     If the 2007 Plan is approved by the shareholders, the 2007 Plan will become effective on June 30, 2007.
     The material terms of the 2007 Plan include the following:
•	the types of awards that may be granted are restricted stock, restricted stock units, stock options (including incentive stock options and nonstatutory stock options), stock appreciation rights and other similar types of awards. While the 2007 Plan provides flexibility with respect to the types of rewards, it is currently contemplated that the Board would grant restricted stock with meaningful performance-based criteria;

•	the maximum number of ordinary shares that will be available for issuance under the 2007 Plan is 10,558,493 ordinary shares;

•	ordinary shares subject to awards that are canceled, expired or are forfeited (including with respect to any shares that have been issued under an award) will be available for re-grant under the 2007 Plan;

•	if an awardee pays the exercise or purchase price of an award through the tendering of ordinary shares or if award shares are withheld or tendered to satisfy applicable withholding obligations, the number of shares tendered or withheld shall become available for re-grant under the 2007 Plan;

•	the exercise price of an option or the grant date fair market value that applies to a stock appreciation right may not be reduced without shareholder approval (other than in connection with certain changes in the Company’s capitalization such as stock splits, as further described below);

•	no awardee may be granted, in any calendar year under the 2007 Plan, options or stock appreciation rights covering more than 10,558,493 ordinary shares;

•	no awardee may be granted, in any calendar year under the 2007 Plan, stock awards (other than options or stock appreciation rights) covering more than 10,558,493 ordinary shares;

•	in the event of any stock split, reverse stock split, stock dividend, spin-off, combination, reclassification of our ordinary shares, extraordinary dividend distribution (whether in the form of securities or property) or similar change to the capital structure of the Company (effected without receipt of consideration by the Company), the Administrator shall make proportionate adjustments to (1) the number and kind of ordinary shares covered by each outstanding award under the 2007 Plan, (2) the exercise or purchase (including repurchase) price per share subject to each outstanding award under the 2007 Plan and (3) each of the share limitations under the 2007 Plan;

•	shareholder approval is required for certain types of amendments to the 2007 Plan; and

•	the 2007 Plan will terminate in 2017 unless it is extended or terminated earlier pursuant to its terms.
     Approval of the proposed amendment to the 2007 Plan requires the affirmative vote of a majority of the ordinary shares present in person or represented by proxy and entitled to be voted on the proposal at the annual meeting.
SUMMARY OF THE 2007 PLAN
General
     A copy of the 2007 Plan is attached to this Proxy Statement as Appendix A. The following description of the 2007 Plan is a summary and so is qualified by reference to the complete text of the 2007 Plan.
     The purpose of the 2007 Plan is to provide performance-based incentive compensation in the form of stock awards to management and key employees of the Company and to enhance the Equity shareholder value of the Company by offering opportunities to management and key employees to participate in the growth in value of the equity of the Company. Stock options and stock awards, including restricted stock, restricted stock units, stock appreciation rights and similar types of awards, may be granted under the 2007 Plan. Options granted under the 2007 Plan may be either “incentive stock options,” as defined in Section 422 of the Code, or nonstatutory stock options.
Administration
     The 2007 Plan may be administered by the Board, a committee of the Board, or an employee of the Company delegated by the Board or the Board committee in accordance with the terms of the 2007 Plan (as applicable, the “Administrator”).
Eligibility
     Awards may be granted under the 2007 Plan to management and key employees of the Company and its affiliates. Incentive stock options may be granted only to employees of the Company or its subsidiaries. The Board or committee, in its discretion, selects the key employees and members of management to whom awards may be granted, the time or times at which such awards are granted, and the terms of such awards.
     Awards may be granted to a trust or other form of entity controlled by, and solely for the benefit of, the employees who receive the Awards under the 2007 Plan.
Terms and Conditions of Stock Awards
     Stock awards may be restricted stock grants, restricted stock units, stock appreciation rights or other similar stock awards (including awards that do not require the awardee to pay any amount in connection with receiving the shares or that have an exercise or purchase price that is less than the grant date fair market value of our stock). Restricted stock grants are awards of a specific number of our ordinary shares. Restricted stock units represent a promise to deliver a number of our ordinary shares, or an amount of cash or property equal to the value of the underlying shares, at a future date. Stock appreciation rights are rights to receive cash and/or ordinary shares based on the amount by which the exercise date fair market value of a specific number of shares exceeds the grant date fair market value of the exercised portion of the stock appreciation right. Stock awards may be performance-based awards in which the grant, vesting, exercisability or payment of awards depend on the achievement of one or more of the performance goals.

     Each stock award agreement will contain provisions regarding (i) the number of shares subject to the stock award, (ii) the purchase price of the shares, if any, and the means of payment for the shares, (iii) the performance criteria (including qualifying performance criteria), if any, and level of achievement versus these criteria that will determine the number of shares granted, issued, retainable and vested, as applicable, (iv) such terms and conditions on the grant, issuance, vesting and forfeiture of the shares, as applicable, as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the stock award or the shares, and (vi) such further terms and conditions, in each case not inconsistent with the 2007 Plan, as may be determined from time to time by the Administrator. The maximum term of a stock appreciation right is ten years.
Nontransferability
     Generally, awards granted under the 2007 Plan are not transferable other than by will or the laws of descent and distribution or to a designated beneficiary upon the awardee’s death. The Administrator may in its discretion make an award transferable to an awardee’s family member or any other person or entity as it deems appropriate.
Qualifying Performance Criteria
     Qualifying performance criteria means any one or more of the performance criteria listed below without limitation, either individually, alternatively or in combination, applied to either the Company as a whole or to a business unit, affiliate or business segment, either individually, alternatively or in any combination, and measured either with respect to a specific period or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Administrator in the award agreement: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total shareholder return, gross revenue, net revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, deprecation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof.
     The committee may adjust any evaluation of performance criteria to exclude any of the following events that occurs during a performance period: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in the tax law, accounting principles or other such laws and provisions affecting reported results; (iv) accruals for reorganization and restructuring programs; and (v) gains or losses classified as extraordinary or as discontinued operations in the Company’s financial statements.
Deferral of Award Benefits
     The Administrator may permit awardees whom it selects to defer compensation payable pursuant to the terms of an award or defer compensation arising outside the terms of the 2007 Plan pursuant to a program that provides for deferred payment in satisfaction of other compensation amounts through the issuance of one or more awards under the 2007 Plan.
Adjustments upon Changes in Capitalization, Change of Control or Dissolution
     In the event of any stock split, reverse stock split, combination or reclassification of stock, stock dividend, spin-off or similar change to the capital structure of the Company effected without receipt of consideration by the Company, the Administrator shall make proportionate adjustments to (i) the number and kind of shares covered by each outstanding award under the 2007 Plan, (ii) the exercise or purchase (including repurchase) price per share subject to each outstanding award under the 2007 Plan and (iii) each of the share limitations under the 2007 Plan.
     In the event of a merger, consolidation, tender offer, Board takeover, sale of all or substantially all of our assets, liquidation or dissolution, the Administrator may provide for the assumption, substitution, exchange or other continuation or settlement of outstanding awards. If outstanding awards are not assumed, substituted, exchanged or continued, then all outstanding awards will become fully vested free of restrictions and all outstanding awards will become payable to the holder. In addition, in the case of a change in control event, the Administrator may accelerate the vesting of awards and terminate any restrictions on awards or the shares subject to awards.
Amendment and Termination of the 2007 Plan
     The Administrator may amend, alter or discontinue the 2007 Plan or any award agreement at any time. However, the Company will obtain shareholder approval for any amendment to the 2007 Plan if shareholder approval is necessary or desirable to comply with any applicable law or Nasdaq Global Market listing requirements. In addition, the Company will obtain shareholder approval of any of the following: (i) an increase to the ordinary shares reserved for issuance under the 2007 Plan other than an increase in connection with a change in the Company’s capitalization as described in “Adjustments upon Changes in Capitalization, Change of Control or Dissolution” above; (ii) a change of the class of persons eligible to receive awards under the 2007 Plan; (iii) a reduction in the minimum exercise prices at which options may be granted; or (iv) any amendment of outstanding options or stock appreciation rights that affects a repricing of such awards. Generally, no amendment of the 2007 Plan shall impair the rights of an outstanding award without the consent of the awardee.
New Plan Benefits
     Because benefits under the 2007 Plan will depend on the Administrator’s actions and the fair market value of our ordinary shares at various future dates, it is not possible to determine the benefits that will be received by employees and officers if the 2007 Plan is approved by the shareholders. No awards have been granted or promised to be granted under the 2007 Plan to any individual as of the date of this Proxy Statement.
U.S. ACCOUNTING TREATMENT
     The Company will recognize compensation expense in connection with awards granted under the 2007 Plan as required under applicable accounting standards, including under Statement of Financial Accounting Standards No. 123(R). The Company currently amortizes compensation expense associated with equity awards over an award’s requisite service period and establishes fair value of equity awards in accordance with applicable accounting standards.
THE BOARD RECOMMENDS A VOTE FOR
APPROVAL OF THE 2007 EQUITY INCENTIVE PLAN.
PROPOSAL 3
APPROVAL OF INDEPENDENT AUDITORS
Our board of directors delegates to our audit committee the express responsibility and authority to be solely and directly responsible for the appointment, compensation, retention, evaluation, and oversight of the work of the independent auditors. Our audit committee recommends that shareholders approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. as our independent auditors for the term beginning on the date of this annual general meeting, June 30, 2007 and continuing until the next annual general meeting to be held in 2008.
In the event our shareholders fail to approve the appointment, our audit committee will reconsider its selection. Even if the selection is approved and ratified, our audit committee in its discretion may direct the appointment of a different independent auditing firm at any time during the year if the audit committee believes that such a change would be in the best interests of our Company and shareholders.
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 3.
THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR
APPROVAL OF THE APPOINTMENT OF DELOITTE TOUCHE TOHMATSU CPA LTD.
AS OUR INDEPENDENT AUDITORS FOR THE TERM ENDING AT THE NEXT ANNUAL
GENERAL MEETING TO BE HELD IN 2008 AND AUTHORIZATION OF THE BOARD OF
DIRECTORS TO FIX THEIR REMUNERATION.
PROPOSAL 4
APPROVAL OF THE AUDITED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006
AND REPORTS OF THE DIRECTORS AND THE AUDITORS
In accordance with applicable Hong Kong law, our board of directors recommends that our shareholders consider and approve the audited consolidated financial statements for the fiscal year ended December 31, 2006 together with the Reports of the Directors and the Auditors thereon.
Our annual report on Form 20-F (which does not form a part of the proxy solicitation materials), containing consolidated financial statements as of and for the fiscal year ended December 31, 2006, can be accessed through our website at www.chinafinanceonline.com/investor/annual_rep.asp, or through the SEC’s website at www.sec.gov, starting from May 29, 2007. The Reports of the Directors and the Auditors can also be accessed through these websites starting from May 29, 2007.
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote the annual general meeting will be required to approve this proposal 4.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THE AUDITED
CONSOLIDATED FINANCIAL
STATEMENTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 2006 TOGETHER WITH THE
REPORTS OF THE DIRECTORS
AND AUDITORS THEREON.
PROPOSAL 5
BOARD AUTHORIZATION TO ISSUE SHARES

Hong Kong law does not permit a Hong Kong company’s board of directors to issue shares of the company except with the approval of the shareholders. The shareholders may grant such power to the board of directors on an annual basis. According to item 9 of our amended and restated articles of association, at each annual general meeting of the Company, holders of our ordinary shares shall consider and may authorize the board of directors during the next year to issue ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine, without any further action by the shareholders.
If this proposal 5 is approved by the shareholders, our board of directors will have the power, during the next year, to issue additional ordinary shares (including ordinary shares represented by ADSs) and preference shares without any further action by shareholders. The approval of this proposal 5 will permit the board of directors, among other things, to raise additional capital for the Company by issuing additional shares of the Company at times and on terms as the board of directors may determine without seeking contemporaneous shareholder approval.
Since our board of directors may use this power to defend against an unsolicited takeover by a third party, potential buyers may be discouraged from seeking to acquire control of our Company. For example, our board of directors may issue additional ordinary shares and preference shares which could be used to institute a “poison pill” that would work to dilute a potential hostile acquirer’s ownership interest in our Company, effectively preventing acquisitions that have not been approved by our board of directors. Hence, the approval of this proposal 5 may have the effect of depriving ordinary shareholders and ADS holders of an opportunity to sell their respective ordinary shares and ADSs at a premium over prevailing market prices.
Our board of directors recommends our shareholders to approve the following ordinary resolution:
“ORDINARY RESOLUTION
THAT the exercise by the board of directors of all the powers of the Company (a) to allot, issue or deal with additional ordinary shares or preference shares upon such terms and conditions as the board of directors, in its discretion, shall determine during the relevant period, and (b) to make or grant offers, agreements and options which might require the exercise of such powers during and after the end of the relevant period, be and are hereby generally and unconditionally approved.
For purposes of this ordinary resolution, “relevant period” means the period from the passing of this ordinary resolution until the earliest of:
(i) the conclusion of the next annual general meeting of the Company;
(ii) the expiry of the period within which the next annual general meeting of the Company is required by the Amended and Restated Articles of Association or the Hong Kong Companies Ordinance to be held; and
(iii) any revocation or variation of the authority given to the board of directors under these ordinary resolutions by an ordinary resolution of the Company’s shareholders in an annual or extraordinary general meeting of the shareholders.”
The affirmative vote of the holders of a majority of the shares present in person or represented by proxy and entitled to vote at the annual general meeting will be required to approve this proposal 4.
THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL
OF THE DISCRETIONARY EXERCISE BY
THE BOARD OF POWER TO ISSUE SHARES.

OTHER MATTERS
We know of no other matters to be submitted to the annual general meeting. If any other matters properly come before the annual general meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent as the board of directors may recommend.
By Order of the Board of Directors,
/s/ Hugo Shong
Hugo Shong
Chairman of the Board of Directors
Dated: May 29, 2007

APPENDIX A
CHINA FINANCE ONLINE CO. LTD.
2007 EQUITY INCENTIVE PLAN
   1. Purposes of the Plan.
     The purpose of the Plan is to provide performance-based incentive compensation in the form of Stock Awards to management and key employees of the Company and any Affiliates and to encourage ownership in the Company by management and key employees whose Equity employment or other service relationship with the Company is considered essential to the Company’s continued progress and, thereby, encourage recipients to act in the shareholders’ interest and share in the Company’s success.
   2. Definitions.
     As used herein, the following definitions shall apply:
     (a) “Administrator” means the Board, any Committees or such delegates as shall be administering the Plan in accordance with Section 4 of the Plan.
     (b) “Affiliate” means any entity that is directly or indirectly controlled by the Company or any entity in which the Company has a significant ownership interest as determined by the Administrator.
     (c) “Applicable Laws” means the requirements relating to the administration of stock option and stock award plans under the laws of the Hong Kong Special Administrative Region, People’s Republic of China, the Code, any stock exchange or quotation system on which the Company has listed or submitted for quotation the Ordinary Shares to the extent provided under the terms of the Company’s agreement with such exchange or quotation system and, with respect to Awards subject to the laws of any foreign jurisdiction where Awards are, or will be, granted under the Plan, the laws of such jurisdiction.
     (d) “Award” means a Stock Award or Option granted in accordance with the terms of the Plan.
     (e) “Awardee” means an Employee of the Company or any Affiliate who has been granted an Award under the Plan.
     (f) “Award Agreement” means a Stock Award Agreement and/or Option Agreement, which may be in written or electronic format, in such form and with such terms and conditions as may be specified by the Administrator, evidencing the terms and conditions of an individual Award. Each Award Agreement is subject to the terms and conditions of the Plan.
     (g) “Board” means the Board of Directors of the Company.
     (h) “Cause” means (i) an action or omission of Awardee which constitutes a willful and intentional material breach of any written agreement or covenant with the Company, including without limitation, Awardee’s theft or other misappropriation of the Company’s proprietary information; (ii) Awardee’s commitment of fraud, embezzlement, misappropriation of funds or breach of trust in connection with Awardee’s employment; or (iii) Awardee’s conviction of any crime which involves dishonesty or a breach of trust, or gross negligence in connection with the performance of the Awardee’s duties. The determination as to whether an Awardee is being terminated for Cause shall be made in good faith by the Company and shall be final and binding on the Awardee. The foregoing definition does not in any way limit the Company’s ability to terminate an Awardee’s employment or consulting relationship at any time as provided in Section 16 below, and the term “Company” will be interpreted to include any Affiliate or successor thereto, if appropriate.
     (i) “Change in Control” means any of the following, unless the Administrator provides otherwise:
     i. The acquisition by any individual, entity or group (within the meaning of Section 13(d)(3) or 14(d)(2) of the Exchange Act (a “Person”)) of beneficial ownership (within the meaning of Rule 13d-3 promulgated under the Exchange Act) of 20% or more of either (1) the then-outstanding Ordinary Shares of the Company (the “Outstanding Ordinary Shares”) or (2) the combined voting power of the then-outstanding voting securities of the Company entitled to vote generally in the election of directors (the “Outstanding Voting Securities”); provided, however, that, for purposes of this definition, the following acquisitions shall not constitute a Change in Control; (A) any acquisition directly from the Company, (B) any acquisition by the Company, (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any Affiliate or a successor, or (D) any acquisition by any entity pursuant to a transaction that complies with Sections (iii)(1), (2) and (3) below;
     ii. Individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds of the directors then comprising the Incumbent Board (including for these purposes, the new members whose election or nomination was so approved, without counting the member and his predecessor twice) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a Person other than the Board;
     iii. Consummation of a reorganization, merger, statutory share exchange or consolidation or similar corporate transaction involving the Company or any of its Subsidiaries, a sale or other disposition of all or substantially all of the assets of the Company, or the acquisition of assets or stock of another entity by the Company or any of its Subsidiaries (each, a “Business Combination”), in each case unless, following such Business Combination, (1) all or substantially all of the individuals and entities that were the beneficial owners of the Outstanding Ordinary Shares and the Outstanding Voting Securities immediately prior to such Business Combination beneficially own, directly or indirectly, more than 50% of the then-outstanding ordinary shares and the combined voting power of the then-outstanding voting securities entitled to vote generally in the election of directors, as the case may be, of the entity resulting from such Business Combination (including, without limitation, an entity that, as a result of such transaction, owns the Company or all or substantially all of the Company’s assets directly or through one or more subsidiaries (a “Parent”)) in substantially the same proportions as their ownership immediately prior to such Business Combination of the Outstanding Ordinary Shares and the Outstanding Voting Securities, as the case may be, (2) no Person (excluding any entity resulting from such Business Combination or a Parent or any employee benefit plan (or related trust) of the Company or such entity resulting from such Business Combination or Parent) beneficially owns, directly or indirectly, 20% or more of, respectively, the then-outstanding ordinary shares of the entity resulting from such Business Combination or the combined voting power of the then-outstanding voting securities of such entity, except to the extent that the ownership in excess of 20% existed prior to the Business Combination, and (3) at least a majority of the members of the board of directors or trustees of the entity resulting from such Business Combination or a Parent were members of the Incumbent Board at the time of the execution of the initial agreement or of the action of the Board providing for such Business Combination; or
     iv. Approval by the shareholders of the Company of a complete liquidation or dissolution of the Company other than in the context of a transaction that does not constitute a Change in Control Event under clause (iii) above.
     (j) “Code” means the United States Internal Revenue Code of 1986, as amended.
     (k) “Committee” means the compensation committee of the Board or a committee of Directors appointed by the Board in accordance with Section 4 of the Plan.
     (l) “Company” means China Finance Online Co. Ltd., a company incorporated in the Hong Kong Special Administrative Region, People’s Republic of China, or its successor.
     (m) “Consultant” means any person engaged by the Company or any Affiliate to render services to such entity as an advisor or consultant.
     (n) “Conversion Award” has the meaning set forth in Section 4(b)(xi) of the Plan.
     (o) “Director” means a member of the Board.
     (p) “Effective Date” has the meaning set forth in Section 6 of the Plan.
     (q) “Employee” means a regular, active employee of the Company or any Affiliate, or a trust or other form of entity controlled by, and solely for the benefit of, the employees who receive the Awards under the 2007 Plan. Within the limitations of Applicable Law, the Administrator shall have the discretion to determine the effect upon an Award and upon an individual’s status as an Employee in the case of (i) any individual who is classified by the Company or its Affiliate as leased from or otherwise employed by a third party or as intermittent or temporary, even if any such classification is changed retroactively as a result of an audit, litigation or otherwise, (ii) any leave of absence approved by the Company or an Affiliate, (iii) any transfer between locations of employment with the Company or an Affiliate or between the Company and any Affiliate or between any Affiliates, (iv) any change in the Awardee’s status from an Employee to a Consultant or Director, and (v) at the request of the Company or an Affiliate an Employee becomes employed by any partnership, joint venture or corporation not meeting the requirements of an Affiliate in which the Company or an Affiliate is a party.
     (r) “Exchange Act” means the Securities Exchange Act of 1934, as amended.
     (s) “Fair Market Value” of an Ordinary Share on any given date means, unless otherwise required by Applicable Law, the fair market value of such Ordinary Share as determined in good faith by the Administrator either through application of any reasonable valuation method or, in the absence of any method established under law, in practice or otherwise to be reasonable, then pursuant to the Administrator’s good faith conclusion that its valuation determination is reasonable; provided that, to the extent possible, such value shall be determined with reference to the closing price of the Company’s Ordinary Shares as quoted on the applicable date on Nasdaq or the exchange or market with the greatest volume of trading in the Ordinary Shares as of the applicable date, or if the Ordinary

Shares were not trading on such date, then the closing price on the next preceding day on which sales of Ordinary Shares were reported on Nasdaq. The Administrator may make a good faith determination that it is reasonable to use one valuation method with respect one type of transaction arising under the Plan and a different valuation method with respect to another type of Plan transaction, provided that in each case the Administrator concludes that application of the particular method results in the most accurate measure of fair market value with respect thereto.
     (t) “Grant Date” means, for all purposes, the date on which the Administrator makes the determination granting an Award, or such other date as is determined by the Administrator, provided that in the case of any Incentive Stock Option, the grant date shall be the later of the date on which the Administrator makes the determination granting such Incentive Stock Option or the date of commencement of the Awardee’s employment relationship with the Company.
     (u) “Incentive Stock Option” means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.
     (v) “Nasdaq” means the Nasdaq Global Market or its successor.
     (w) “Nonstatutory Stock Option” means an Option not intended to qualify as an Incentive Stock Option.
     (x) “Officer” means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.
     (y) “Option” means a right granted under Section 8 to purchase a number of Ordinary Shares at such exercise price, at such times, and on such other terms and conditions as are specified in the agreement or other documents evidencing the Option (the “Option Agreement”). Both Options intended to qualify as Incentive Stock Options and Nonstatutory Stock Options may be granted under the Plan.
     (z) “Ordinary Shares” means shares of the Company’s authorized but unissued ordinary shares.
     (aa) “Participant” means the Awardee or any person (including any estate) to whom an Award has been assigned or transferred as permitted hereunder.
     (bb) “Plan” means this China Finance Online Co. Ltd. 2007 Equity Incentive Plan.
     (cc) “Qualifying Performance Criteria” shall have the meaning set forth in Section 12(b) of the Plan.
     (dd) “Stock Appreciation Right” means a right to receive cash and/or Ordinary Shares based on a change in the Fair Market Value of a specific number of Ordinary Shares between the Grant Date and the exercise date granted under Section 11.
     (ee) “Stock Award” means an award or issuance of Ordinary Shares, Stock Units, Stock Appreciation Rights or other similar awards made under Section 11 of the Plan, the grant, issuance, retention, vesting, settlement and/or transferability of which is subject during specified periods of time to such conditions (including continued employment or performance conditions) and terms as are expressed in the agreement or other documents evidencing the Award (the “Stock Award Agreement”).

     (ff) “Stock Unit” means a bookkeeping entry representing an amount equivalent to the Fair Market Value of one Ordinary Share (or a fraction or multiple of such value), payable in cash, property or Ordinary Shares. Stock Units represent an unfunded and unsecured obligation of the Company, except as otherwise provided for by the Administrator.
     (gg) “Subsidiary” means any company (other than the Company) in an unbroken chain of companies beginning with the Company, provided each company in the unbroken chain (other than the Company) owns, at the time of determination, stock possessing 50% or more of the total combined voting power of all classes of stock in one of the other companies in such chain.
     (hh) “Termination of Employment” shall mean ceasing to be an Employee, as determined in the sole discretion of the Administrator. However, for Incentive Stock Option purposes, Termination of Employment will occur when the Awardee ceases to be an employee (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or one of its Subsidiaries. The Administrator shall determine whether any corporate transaction, such as a sale or spin-off of a division or business unit, or a joint venture, shall be deemed to result in a Termination of Employment.
     (ii) “Total and Permanent Disability” shall have the meaning set forth in Section 22(e)(3) of the Code.
   3. Stock Subject to the Plan.
     (a) Aggregate Limits. Subject to the provisions of Section 13 of the Plan, the maximum aggregate number of Ordinary Shares that may be sold or issued pursuant to Awards granted under the Plan is 10,558,493 Ordinary Shares.
Ordinary Shares subject to Awards granted under the Plan that are cancelled, expire or are forfeited (including without limitation, any such Ordinary Shares having been issued under the Award to the Participant) shall be available for re-grant under the Plan. If an Awardee pays the exercise or purchase price of an Award granted under the Plan through the tender of Ordinary Shares, or if Ordinary Shares are tendered or withheld to satisfy any Company withholding obligations, the number of Ordinary Shares so tendered or withheld shall become available for re-issuance thereafter under the Plan. In the event that Ordinary Shares are delivered in respect of a Stock Appreciation Right or other Stock Award, only the actual number of Ordinary Shares delivered with respect to the Stock Award shall be counted against the Ordinary Share limits of this Plan. The Ordinary Shares subject to the Plan may be either Ordinary Shares reacquired by the Company, including Ordinary Shares purchased in the open market, or authorized but unissued Ordinary Shares.
     (b) Code Section 162(m) Ordinary Share Limits. Subject to the provisions of Section 13 of the Plan, the maximum number of Ordinary Shares subject to Options and Stock Appreciation Rights that may be granted during any calendar year to any individual under this Plan is 10,558,493 Ordinary Shares. The maximum number of Ordinary Shares which may be delivered pursuant to Awards (other than Options and Stock Appreciation Rights) that are granted to any one participant in any one calendar year shall not exceed 10,558,493 Ordinary Shares, either individually or in the aggregate, subject to adjustment as provided in Section 13. Notwithstanding anything to the contrary in the Plan, the limitation set forth in this Section 3(b) shall be subject to adjustment under Section 13(a) of the Plan only to the extent that such adjustment will not affect the status of any Award intended to qualify as “performance based compensation” under Code Section 162(m).

   4. Administration of the Plan.
     (a) Procedure.
     i. Multiple Administrative Bodies. The Plan shall be administered by the Board, a Committee and/or their delegates.
     ii. Section 162. To the extent that the Administrator determines it to be desirable to qualify Awards granted hereunder as “performance-based compensation” within the meaning of Section 162(m) of the Code, Awards to “covered employees” within the meaning of Section 162(m) of the Code or Employees that the Committee determines may be “covered employees” in the future shall be made by a Committee of two or more “outside directors” within the meaning of Section 162(m) of the Code.
     iii. Other Administration. The Board or a Committee may delegate to an authorized officer or officers of the Company the power to approve Awards to persons eligible to receive Awards under the Plan who are not (A) subject to Section 16 of the Exchange Act or (B) at the time of such approval, “covered employees” under Section 162(m) of the Code or (C) any other executive officer.
     iv. Delegation of Authority for the Day-to-Day Administration of the Plan. Except to the extent prohibited by Applicable Law, the Administrator may delegate to one or more individuals the day-to-day administration of the Plan and any of the functions assigned to it in this Plan. Such delegation may be revoked at any time.
     v. Nasdaq. The Plan will be administered in a manner that complies with any applicable Nasdaq or stock exchange listing requirements.
     (b) Powers of the Administrator. Subject to the provisions of the Plan and, in the case of a Committee or delegates acting as the Administrator, subject to the specific duties delegated to such Committee or delegates, the Administrator shall have the authority, in its discretion:
     i. to select the Employees of the Company or its Affiliates to whom Awards are to be granted hereunder;
     ii. to determine the number of Ordinary Shares or amount of cash to be covered by each Award granted hereunder;
     iii. to determine the type of Award to be granted to the selected Employees;
     iv. to approve forms of Award Agreements for use under the Plan;
     v. to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise and/or purchase price (if applicable), the time or times when an Award may be exercised (which may or may not be based on performance criteria), the vesting schedule, any vesting and/or exercisability acceleration or waiver of forfeiture restrictions, the acceptable forms of consideration, the term, and any restriction or limitation regarding any Award or the Ordinary Shares relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine and may be established at the time an Award is granted or thereafter;

     vi. to determine whether and under what circumstances an Option may be settled in cash under Section 8(h) instead of Ordinary Shares;
     vii. to correct administrative errors;
     viii. to construe and interpret the terms of the Plan (including sub-plans and Plan addenda) and Awards granted pursuant to the Plan;
     ix. to adopt rules and procedures relating to the operation and administration of the Plan to accommodate the specific requirements of local laws and procedures. Without limiting the generality of the foregoing, the Administrator is specifically authorized (A) to adopt the rules and procedures regarding the conversion of local currency, withholding procedures and handling of stock certificates which vary with local requirements and (B) to adopt sub-plans and Plan addenda as the Administrator deems desirable, to accommodate foreign laws, regulations and practice;
     x. to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans and Plan addenda;
     xi. to modify or amend each Award, including, but not limited to, the acceleration of vesting and/or exercisability, provided, however, that any such amendment is subject to Section 14 of the Plan and except as set forth in that Section, may not impair any outstanding Award unless agreed to in writing by the Participant;
     xii. to allow Participants to satisfy withholding tax amounts by electing to have the Company withhold from the Ordinary Shares to be issued upon exercise of an Option or vesting of a Stock Award that number of Ordinary Shares having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of the Ordinary Shares to be withheld shall be determined in such manner and on such date that the Administrator shall determine or, in the absence of provision otherwise, on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Ordinary Shares withheld for this purpose shall be made in such form and under such conditions as the Administrator may provide;
     xiii. to authorize conversion or substitution under the Plan of any or all stock options, stock appreciation rights or other stock awards held by service providers of an entity acquired by the Company (the “Conversion Awards”). Any conversion or substitution shall be effective as of the close of the merger, acquisition or other transaction. The Conversion Awards may be Nonstatutory Stock Options or Incentive Stock Options, as determined by the Administrator, with respect to options granted by the acquired entity; provided, however, that with respect to the conversion of stock appreciation rights in the acquired entity, the Conversion Awards shall be Nonstatutory Stock Options. Unless otherwise determined by the Administrator at the time of conversion or substitution, all Conversion Awards shall have the same terms and conditions as Awards generally granted by the Company under the Plan;
     xiv. to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;
     xv. to impose such restrictions, conditions or limitations as it determines appropriate as to the timing and manner of any resales by a Participant or other subsequent transfers by the Participant of any Ordinary Shares issued as a result of or under an Award, including without limitation, (A) restrictions under an insider trading policy or under any other Company policy relating to Company stock and stock ownership and (B) restrictions as to the use of a specified brokerage firm for such resales or other transfers;
     xvi. to provide, either at the time an Award is granted or by subsequent action, that an Award shall contain as a term thereof, a right, either in tandem with the other rights under the Award or as an alternative thereto, of the Participant to receive, without payment to the Company, a number of Ordinary Shares, cash or a combination thereof, the amount of which is determined by reference to the value of the Award; and
     xvii. to make all other determinations deemed necessary or advisable for administering the Plan and any Award granted hereunder.
     (c) Effect of Administrator’s Decision. All decisions, determinations and interpretations by the Administrator regarding the Plan, any rules and regulations under the Plan and the terms and conditions of any Award granted hereunder, shall be final and binding on all Participants and on all other persons. The Administrator shall consider such factors as it deems relevant, in its sole and absolute discretion, to making such decisions, determinations and interpretations including, without limitation, the recommendations or advice of any officer or other employee of the Company and such attorneys, consultants and accountants as it may select.
   5. Eligibility.
     Awards may be granted to Employees of the Company or any of its Affiliates; provided that Incentive Stock Options may be granted only to Employees of the Company or of a Subsidiary of the Company. An Award may also be granted to a trust or other form of entity controlled by the Employee receiving the grant to hold the Award on behalf of and for the benefit of the Employee.
   6. Term of Plan.
     The Plan shall become effective upon approval of the shareholders of the Company (the "Effective Date”). It shall continue in effect for a term of ten (10) years from the later of the date the shareholders of the Company approve the Plan or the date any amendment to add shares to the Plan is approved by shareholders of the Company, unless terminated earlier under Section 14 of the Plan.
   7. Term of Award.
     The term of each Award shall be determined by the Administrator and stated in the Award Agreement. In the case of an Option, the term shall be ten (10) years from the Grant Date or such shorter term as may be provided in the Award Agreement; provided that an Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary shall have a term of no more than five (5) years from the Grant Date.
   8. Options.
     The Administrator may grant an Option or provide for the grant of an Option, either from time to time in the discretion of the Administrator or automatically upon the occurrence of specified events, including, without limitation, the achievement of performance goals, the satisfaction of an event or condition within the control of the Awardee or within the control of others.
     (a) Option Agreement. Each Option Agreement shall contain provisions regarding (i) the number of Ordinary Shares that may be issued upon exercise of the Option, (ii) the type of

Option, (iii) the exercise price of the Ordinary Shares and the means of payment for the Ordinary Shares, (iv) the term of the Option, (v) such terms and conditions on the vesting and/or exercisability of an Option as may be determined from time to time by the Administrator, (vi) restrictions on the transfer of the Option or the Ordinary Shares issued upon exercise of the Option and forfeiture provisions on either and (vii) such further terms and conditions, in each case not inconsistent with this Plan as may be determined from time to time by the Administrator.
     (b) Exercise Price. The per share exercise price for the Ordinary Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:
     i. In the case of an Incentive Stock Option, the per share exercise price shall be no less than one hundred percent (100%) of the Fair Market Value per Ordinary Share on the Grant Date; provided however, that in the case of an Incentive Stock Option granted to an Employee who on the Grant Date owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Subsidiary, the per share exercise price shall be no less than one hundred ten percent (110%) of the Fair Market Value per Ordinary Share on the Grant Date.
     ii. In the case of a Nonstatutory Stock Option, the per share exercise price may be less than one hundred percent (100%) of the Fair Market Value per Ordinary Share on the Grant Date.
     iii. Notwithstanding the foregoing, at the Administrator’s discretion, Conversion Awards may be granted in substitution and/or conversion of options of an acquired entity, with a per share exercise price of less than 100% of the Fair Market Value per Ordinary Share on the date of such substitution and/or conversion.
     (c) No Option Repricings. Other than in connection with a change in the Company’s capitalization (as described in Section 13(a) of the Plan), the exercise price of an Option may not be reduced without shareholder approval.
     (d) Vesting Period and Exercise Dates. Options granted under this Plan shall vest and/or be exercisable at such time and in such installments during the period prior to the expiration of the Option’s term as determined by the Administrator. The Administrator shall have the right to make the timing of the ability to exercise any Option granted under this Plan subject to continued employment, the passage of time and/or such performance requirements as deemed appropriate by the Administrator. At any time after the grant of an Option, the Administrator may reduce or eliminate any restrictions surrounding any Participant’s right to exercise all or part of the Option.
     (e) Form of Consideration. The Participant may pay the exercise price of an Option using any of the following forms of consideration, unless the Administrator determines not to permit such form of consideration at any time including at the time of exercise:
     i. cash;
     ii. check or wire transfer (denominated in U.S. Dollars);
     iii. subject to the Company’s discretion to refuse for any reason and at any time to accept such consideration and subject to any conditions or limitations established by the Administrator, other Ordinary Shares held by the Participant which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Ordinary Shares as to which said Option shall be exercised;

     iv. consideration received by the Company under a broker-assisted sale and remittance program acceptable to the Administrator;
     v. cashless “net exercise” arrangement pursuant to which the Company will reduce the number of Ordinary Shares issued upon exercise by the largest whole number of Ordinary Shares having an aggregate Fair Market Value that does not exceed the aggregate exercise price; provided that the Company shall accept a cash or other payment from the Participant to the extent of any remaining balance of the exercise price not satisfied by such reduction in the number of whole Ordinary Shares to be issued; and also provided that Ordinary Shares will no longer be outstanding under an Option and will not be exercisable thereafter to the extent that (A) Ordinary Shares are withheld to pay the exercise price pursuant to a “net exercise,” and (B) the remaining number of whole Ordinary Shares are delivered to the Participant as a result of such exercise;
     vi. such other consideration and method of payment for the issuance of Ordinary Shares to the extent permitted by Applicable Laws; or
     vii. any combination of the foregoing methods of payment.
     (f) Effect of Termination on Options
     i. Generally. Unless otherwise provided for by the Administrator, upon an Awardee’s Termination of Employment other than as a result of circumstances described in Sections 8(f)(ii) and (iii) below, any outstanding Option granted to such Awardee, whether vested or unvested, to the extent not theretofore exercised, shall terminate immediately upon the Awardee’s Termination of Employment; provided, however, that the Administrator may in the Option Agreement specify a period of time (but not beyond the expiration date of the Option) following Termination of Employment during which the Awardee may exercise the Option as to Ordinary Shares that were vested and exercisable as of the date of Termination of Employment. To the extent such a period following Termination of Employment is specified, the Option shall automatically terminate at the end of such period to the extent the Awardee has not exercised it within such period.
     ii. Disability of Awardee. Unless otherwise provided for by the Administrator, upon an Awardee’s Termination of Employment as a result of the Awardee’s disability, including Total and Permanent Disability, all outstanding Options granted to such Awardee that were vested and exercisable as of the date of the Awardee’s Termination of Employment may be exercised by the Awardee until (A) twelve (12) months following Awardee’s Termination of Employment as a result of Awardee’s disability, including Total and Permanent Disability or (B) the expiration of the term of such Option. If the Participant does not exercise such Option within the time specified, the Option (to the extent not exercised) shall automatically terminate.
     iii. Death of Awardee. Unless otherwise provided for by the Administrator, upon an Awardee’s Termination of Employment as a result of the Awardee’s death, all outstanding Options granted to such Awardee that were vested and exercisable as of the date of the Awardee’s death, may be exercised until the earlier of (A) twelve (12) months following the Awardee’s death or (B) the expiration of the term of such Option. If an Option is held by the Awardee when he or she dies, such Option may be exercised, to the extent the Option is vested and exercisable, by the beneficiary designated by the Awardee (as provided in Section 15 of the Plan), the executor or administrator of the Awardee’s estate or, if none, by the person(s) entitled to exercise the Option under the Awardee’s will or the laws of descent or distribution; provided that the Company need not accept exercise of an Option by such beneficiary, executor or administrator unless the Company has satisfactory evidence of such person’s authority to act as such. If the Option is not so exercised within the time specified, such Option (to the extent not exercised) shall automatically terminate.
     iv. Termination for Cause. The Administrator has the authority to cause all outstanding Options held by an Awardee to terminate immediately in their entirety upon first notification to the Awardee of the Awardee’s Termination of Employment for Cause. If an Awardee’s employment or consulting relationship with the Company is suspended pending an investigation of whether the Awardee shall be terminated for Cause, the Administrator has the authority to cause all the Awardee’s rights under all outstanding Options to be suspended during the investigation period in which event the Awardee shall have no right to exercise any outstanding Options.
     v. Other Terminations of Employment. The Administrator may provide in the applicable Option Agreement for different treatment of Options upon Termination of Employment of the Awardee than that specified above.
     vi. Extension of Exercise Period. The Administrator shall have full power and authority to extend the period of time for which an Option is to remain exercisable following an Awardee’s Termination of Employment from the periods set forth in Sections 8(f)(ii) and (iii) above or in the Option Agreement to such greater time as the Board shall deem appropriate, provided that in no event shall such Option be exercisable later than the date of expiration of the term of such Option as set forth in the Option Agreement.
     (g) Leave of Absence. The Administrator shall have the discretion to determine whether and to what extent the vesting of Options shall be tolled during any unpaid leave of absence; provided, however, that in the absence of such determination, vesting of Options shall be tolled during any leave that is not a leave required to be provided to the Awardee under Applicable Law. In the event of military leave, vesting shall toll during any unpaid portion of such leave, provided that, upon an Awardee’s returning from military leave (under conditions that would entitle him or her to protection upon such return under the Uniform Services Employment and Reemployment Rights Act), he or she shall be given vesting credit with respect to Options to the same extent as would have applied had the Awardee continued to provide services to the Company throughout the leave on the same terms as he or she was providing services immediately prior to such leave.
     (h) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Ordinary Shares, an Option previously granted, based on such terms and conditions as the Administrator shall establish and communicate to the Awardee at the time that such offer is made.
   9. Incentive Stock Option Limitations/Terms.
     (a) Eligibility. Only employees (as determined in accordance with Section 3401(c) of the Code and the regulations promulgated thereunder) of the Company or any of its Subsidiaries may be granted Incentive Stock Options.
     (b) $100,000 Limitation. Notwithstanding the designation “Incentive Stock Option” in an Option Agreement, if and to the extent that the aggregate Fair Market Value of the Ordinary Shares with respect to which Incentive Stock Options are exercisable for the first time by the Awardee during any calendar year (under all plans of the Company and any of its Subsidiaries) exceeds U.S. $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 9(b),

Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Ordinary Shares shall be determined as of the Grant Date.
     (c) Transferability. An Incentive Stock Option may not be sold, pledged, assigned, hypothecated, transferred or disposed of in any manner by the Awardee otherwise than by will or the laws of descent and distribution, and, during the lifetime of such Awardee, may only be exercised by the Awardee. If the terms of an Incentive Stock Option are amended to permit transferability, the Option will be treated for tax purposes as a Nonstatutory Stock Option. The designation of a beneficiary by an Awardee will not constitute a transfer.
     (d) Exercise Price. The per share exercise price of an Incentive Stock Option shall be determined by the Administrator in accordance with Section 8(b)(i) of the Plan.
     (e) Other Terms. Option Agreements evidencing Incentive Stock Options shall contain such other terms and conditions as may be necessary to qualify, to the extent determined desirable by the Administrator, with the applicable provisions of Section 422 of the Code.
   10. Exercise of Option.
     (a) Procedure for Exercise.
     i. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the respective Option Agreement.
     ii. An Option shall be deemed exercised when the Company receives (A) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option; (B) full payment for the Ordinary Shares with respect to which the related Option is exercised; and (C) payment of all applicable withholding taxes.
     iii. An Option may not be exercised for a fraction of an Ordinary Share.
     iv. No fewer than 1,000 Ordinary Shares may be purchased on exercise of any Option unless the total number purchased on exercise is the total number at the time available for purchase or exercise under the Option.
     (b) Rights as a Shareholder. The Company shall issue (or cause to be issued) such Ordinary Shares as administratively practicable after the Option is exercised. Ordinary Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. At the discretion of the Company, the Ordinary Shares may be held by a trust or other form of entity controlled by the Participant receiving the Ordinary Shares on behalf of and for the benefit of the Participant. Unless provided otherwise by the Administrator or pursuant to this Plan, until the Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Ordinary Shares subject to an Option, notwithstanding the exercise of the Option.

   11. Stock Awards.
     (a) Stock Award Agreement. Each Stock Award Agreement shall contain provisions regarding (i) the number of Ordinary Shares subject to such Stock Award or a formula for determining such number, (ii) the purchase price of the Ordinary Shares, if any, and the means of payment for the Ordinary Shares, (iii) the performance criteria (including Qualifying Performance Criteria), if any, and level of achievement versus these criteria that shall determine the number of Ordinary Shares granted, issued, retainable and/or vested, (iv) such terms and conditions on the grant, issuance, vesting, settlement and/or forfeiture of the Ordinary Shares as may be determined from time to time by the Administrator, (v) restrictions on the transferability of the Stock Award and (vi) such further terms and conditions in each case not inconsistent with this Plan as may be determined from time to time by the Administrator. No fewer than 1,000 Ordinary Shares subject to a Stock Award may be purchased on exercise at any one time unless the total number purchased or exercised is the total number at the time available for purchase or exercise under the Stock Award.
     (b) Restrictions and Performance Criteria. The grant, issuance, retention, vesting and/or settlement of each Stock Award or the Ordinary Shares subject thereto may be subject to such performance criteria (including Qualifying Performance Criteria) and level of achievement versus these criteria as the Administrator shall determine, which criteria may be based on financial performance, personal performance evaluations and/or completion of service by the Awardee. Unless otherwise permitted in compliance with the requirements of Code Section 162(m) with respect to an Award intended to comply as “performance-based compensation” thereunder, the Committee shall establish the Qualifying Performance Criteria applicable to, and the formula for calculating the amount payable under, the Award no later than the earlier of (a) the date ninety (90) days after the commencement of the applicable performance period, or (b) the date on which 25% of the performance period has elapsed, and in any event at a time when the achievement of the applicable Qualifying Performance Criteria remains substantially uncertain.
     (c) Forfeiture. Unless otherwise provided for by the Administrator, upon the Awardee’s voluntary Termination of Employment or upon a Termination of Employment for Cause, the Stock Award and the Ordinary Shares subject thereto shall be forfeited, provided that to the extent that the Participant purchased or earned any Ordinary Shares, the Company shall have a right to repurchase the unvested Ordinary Shares at such price and on such terms and conditions as the Administrator determines.
     (d) Rights as a Shareholder. Unless otherwise provided by the Administrator in the Award Agreement, the Participant shall have the rights equivalent to those of a shareholder and shall be a shareholder only after Ordinary Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company) to the Participant. Once the Ordinary Shares are issued, the Participant shall have the rights equivalent to those of a shareholder even if the Ordinary Shares are held by a trust or other entity on behalf of and for the benefit of the Participant. Unless otherwise provided by the Administrator, a Participant holding Stock Units shall not be entitled to receive dividend payments or any credit therefore as if he or she was an actual shareholder.
     (e) Stock Appreciation Rights.
     i. General. Stock Appreciation Rights may be granted either alone, in addition to, or in tandem with other Awards granted under the Plan. The Board may grant Stock Appreciation Rights to eligible Participants subject to terms and conditions not inconsistent with this Plan and determined by the Board. The specific terms and conditions applicable to the Participant shall be provided for in the Stock Award Agreement. Stock Appreciation

Rights shall be exercisable, in whole or in part, at such times as the Board shall specify in the Stock Award Agreement.
     ii. Exercise of Stock Appreciation Right. Upon the exercise of a Stock Appreciation Right, in whole or in part, the Participant shall be entitled to a payment in an amount equal to the excess of the Fair Market Value on the date of exercise of a fixed number of Ordinary Shares covered by the exercised portion of the Stock Appreciation Right, over the Fair Market Value on the Grant Date of the Ordinary Shares covered by the exercised portion of the Stock Appreciation Right (or such other amount calculated with respect to Ordinary Shares subject to the Award as the Board may determine). The amount due to the Participant upon the exercise of a Stock Appreciation Right shall be paid in such form of consideration as determined by the Board and may be in cash, Ordinary Shares or a combination thereof, over the period or periods specified in the Stock Award Agreement. A Stock Award Agreement may place limits on the amount that may be paid over any specified period or periods upon the exercise of a Stock Appreciation Right, on an aggregate basis or as to any Participant. A Stock Appreciation Right shall be considered exercised when the Company receives written notice of exercise in accordance with the terms of the Stock Award Agreement from the person entitled to exercise the Stock Appreciation Right. No fewer than 1,000 Ordinary Shares may be exercised at any one time unless the total number exercised is the total number at the time available for exercise under the Stock Appreciation Right. The maximum term of a Stock Appreciation Right shall be ten (10) years.
     iii. Nonassignability of Stock Appreciation Rights. Except as determined by the Administrator, no Stock Appreciation Right shall be assignable or otherwise transferable by the Participant except by will or by the laws of descent and distribution.
   12. Other Provisions Applicable to Awards.
     (a) Non-Transferability of Awards. Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by beneficiary designation, will or by the laws of descent or distribution. Subject to Section 9(c), the Administrator may in its discretion make an Award transferable to an Awardee’s family member or any other person or entity as it deems appropriate. If the Administrator makes an Award transferable, either at the time of grant or thereafter, such Award shall contain such additional terms and conditions as the Administrator deems appropriate, and any transferee shall be deemed to be bound by such terms upon acceptance of such transfer.
     (b) Qualifying Performance Criteria. For purposes of this Plan, the term “Qualifying Performance Criteria” shall mean any one or more of the following performance criteria, either individually, alternatively or in any combination, applied to either the Company as a whole or to a business unit, Affiliate or business segment, either individually, alternatively or in any combination, and measured with respect to a specific period or cumulatively over a period of years, on an absolute basis or relative to a pre-established target, to previous years’ results or to a designated comparison group, in each case as specified by the Administrator in the Award: earnings per share, cash flow (which means cash and cash equivalents derived from either net cash flow from operations or net cash flow from operations, financing and investing activities), total shareholder return, gross revenue, net revenue, revenue growth, operating income (before or after taxes), net earnings (before or after interest, taxes, depreciation and/or amortization), return on equity or on assets or on net investment, cost containment or reduction, or any combination thereof. The applicable performance measurement period may not be less than three (3) months nor more than ten (10) years. The Committee may appropriately adjust any evaluation of performance under a Qualifying Performance Criteria to exclude any of the following events that occurs during a performance period: (A) asset write-downs; (B) litigation or claim judgments or settlements; (C) the effect of changes in tax law, accounting principles or other such laws or provisions affecting reported results; (D) accruals for reorganization and restructuring programs; and (E) any gains or losses classified as extraordinary or as discontinued operations in the Company’s financial statements.
     (c) Certification. Prior to the payment of any compensation under an Award intended to qualify as “performance-based compensation” under Section 162(m) of the Code, the Committee shall certify the extent to which any Qualifying Performance Criteria and any other material terms under such Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Ordinary Shares).
     (d) Discretionary Adjustments Pursuant to Section 162(m). Notwithstanding satisfaction of any completion of any Qualifying Performance Criteria, to the extent specified at the time of grant of an Award to “covered employees” within the meaning of Section 162(m) of the Code, the number of Ordinary Shares, Options or other benefits granted, issued, retainable and/or vested under an Award on account of satisfaction of such Qualifying Performance Criteria may be reduced by the Committee on the basis of such further considerations as the Committee in its sole discretion shall determine.
     (e) Compliance with Section 409A. Notwithstanding anything to the contrary contained herein, to the extent that the Administrator determines that any Award granted under the Plan is subject to Code Section 409A and unless otherwise specified in the applicable Award Agreement, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary for such Award to avoid the consequences described in Code Section 409A(a)(1), and to the maximum extent permitted under Applicable Law (and unless otherwise stated in the applicable Award Agreement), the Plan and the Award Agreements shall be interpreted in a manner that results in their conforming to the requirements of Code Section 409A(a)(2), (3) and (4) and any Department of Treasury or Internal Revenue Service regulations or other interpretive guidance issued under Section 409A (whenever issued, the “Guidance”). Notwithstanding anything to the contrary in this Plan (and unless the Award Agreement provides otherwise, with specific reference to this sentence), to the extent that a Participant holding an Award that constitutes “deferred compensation” under Section 409A and the Guidance is a “specified employee” (also as defined thereunder), no distribution or payment of any amount shall be made before a date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A and the Guidance) or, if earlier, the date of the Participant’s death.
     (f) Deferral of Award Benefits. The Administrator may in its discretion and upon such terms and conditions as it determines appropriate permit one or more Participants whom it selects to (a) defer compensation payable pursuant to the terms of an Award, or (b) defer compensation arising outside the terms of this Plan pursuant to a program that provides for deferred payment in satisfaction of such other compensation amounts through the issuance of one or more Awards. Any such deferral arrangement shall be evidenced by an Award Agreement in such form as the Administrator shall from time to time establish, and no such deferral arrangement shall be a valid and binding obligation unless evidenced by a fully executed Award Agreement, the form of which the Administrator has approved, including through the Administrator’s establishing a written program (the “Program”) under this Plan to govern the form of Award Agreements participating in such Program. Any such Award Agreement or Program shall specify the treatment of dividends or dividend equivalent rights (if any) that apply to Awards governed thereby, and shall further provide that any elections governing payment of amounts pursuant to such Program shall be in writing, shall be delivered to the Company or its agent in a form and manner that complies with Code Section 409A and the Guidance, and shall specify the amount to be distributed in settlement of the deferral arrangement, as well as the time and form of such distribution in a manner that complies with Code Section 409A and the Guidance.

   13. Adjustments upon Changes in Capitalization, Dissolution, Merger or Asset Sale.
     (a) Changes in Capitalization. Subject to any required action by the shareholders of the Company, (i) the number and kind of Ordinary Shares covered by each outstanding Award, (ii) the exercise or purchase (including repurchase) price per Ordinary Share subject to each such outstanding Award and (iii) each of the Ordinary Share limitations set forth in Section 3 of the Plan, shall be proportionately adjusted for any increase or decrease in the number or kind of issued shares resulting from a stock split, reverse stock split, stock dividend, spin-off, combination or reclassification of the Ordinary Shares, extraordinary dividend distribution (whether in the form of securities or property) or any other similar increase or decrease in the number of issued Ordinary Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Administrator, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Ordinary Shares subject to an Award.
     (b) Change in Control. In the event there is a Change in Control of the Company, as determined by the Board or a Committee, the Board or Committee may make provision for a cash payment or for the assumption, substitution or exchange of any or all outstanding Awards or the cash, securities or property deliverable to the holder of any or all outstanding Awards, based upon the distribution or consideration payable to holders of the Ordinary Shares upon or in respect of such event.
     The Administrator may adopt such valuation methodologies for outstanding Awards as it deems reasonable in the event of a cash or property settlement and, in the case of Options, Stock Appreciation Rights or similar rights, but without limitation on other methodologies, may base such settlement solely upon the excess if any of the per share amount payable upon or in respect of such event over the exercise or base price of the Award. With respect to any award of an Incentive Stock Option, the Administrator may make such an adjustment that causes the Option to cease to qualify as an Incentive Stock Option without the consent of the affected Participant.
     In any of such events, the Administrator may take such action prior to such event to the extent that the Administrator deems the action necessary to permit the Participant to realize the benefits intended to be conveyed with respect to the underlying Ordinary Shares in the same manner as is or will be available to shareholders generally. In the case of any stock split or reverse stock split, if no action is taken by the Administrator, the proportionate adjustments contemplated by clause (a) above shall nevertheless be made.
     For purposes of this Section 13(b), an Award shall be considered assumed, without limitation, if, at the time of issuance of the stock or other consideration upon a Change in Control, as the case may be, each holder of an Award would be entitled to receive upon exercise of the Award the same number and kind of shares of stock or the same amount of property, cash or securities as such holder would have been entitled to receive upon the occurrence of the transaction if the holder had been, immediately prior to such transaction, the holder of the number of Ordinary Shares covered by the Award at such time (after giving effect to any adjustments in the number of Ordinary Shares covered by the Award as provided for in Section 13(a)); provided that if such consideration received in the transaction is not solely Ordinary Shares of the successor corporation, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon exercise of the Award to be solely Ordinary Shares of the successor corporation equal to the Fair Market Value of the per share consideration received by holders of Ordinary Shares in the transaction.

     (c) Automatic Acceleration of Awards. Upon a dissolution of the Company or other event described in Section 13(b) that the Company does not survive (or does not survive as a public company in respect of its Ordinary Shares), then each then outstanding Option and Stock Appreciation Right shall become fully vested, all shares of restricted stock then outstanding shall fully vest free of restrictions, and each other Award granted under this Plan that is then outstanding shall become payable to the holder of such Award; provided that such acceleration provision shall not apply, unless otherwise expressly provided by the Administrator, with respect to any Award to the extent that the Administrator has made a provision for the substitution, assumption, exchange or other continuation or settlement of the Award, or the Award would otherwise continue in accordance with its terms, in the circumstances.
     (d) Possible Acceleration of Awards. Without limiting Section 13(c), in the event of a Change in Control, the Administrator may, in its discretion, provide that any outstanding Option or Stock Appreciation Right shall become fully vested, that any share of restricted stock then outstanding shall fully vest free of restrictions, and that any other Award granted under this Plan that is then outstanding shall be payable to the holder of such Award. The Administrator may take such action with respect to all Awards then outstanding or only with respect to certain specific Awards identified by the Administrator in the circumstances.
     (e) Early Termination of Awards. Any Award that has been accelerated as required or contemplated by Section 13(c) or 13(d) (or would have been so accelerated but for Section 13(f), 13(g) or 13(h)) shall terminate upon the related event referred to in Section 13(c) or 13(d), as applicable, subject to any provision that has been expressly made by the Administrator, through a plan of reorganization or otherwise, for the survival, substitution, assumption, exchange or other continuation or settlement of such Award and provided that, in the case of Options and Stock Appreciation Rights that will not survive, be substituted for, assumed, exchanged, or otherwise continued or settled in the transaction, the holder of such Award shall be given reasonable advance notice of the impending termination and a reasonable opportunity to exercise his or her outstanding Options and Stock Appreciation Rights in accordance with their terms before the termination of such Awards (except that in no case shall more than ten (10) days’ notice of accelerated vesting and the impending termination be required and any acceleration may be made contingent upon the actual occurrence of the event).
     (f) Other Acceleration Rules. Any acceleration of awards pursuant to this Section 13 shall comply with Applicable Laws and, if necessary to accomplish the purposes of the acceleration or if the circumstances require, may be deemed by the Administrator to occur a limited period of time not greater than thirty (30) days before the event. Without limiting the generality of the foregoing, the Administrator may deem an acceleration to occur immediately prior to the applicable event and/or reinstate the original terms of an Award if an event giving rise to an acceleration does not occur. The Administrator may override the provisions of Section 13(d), 13(e), 13(f) and/or 13(h) by express provision in the Award Agreement and may accord any Participant a right to refuse any acceleration, whether pursuant to the Award Agreement or otherwise, in such circumstances as the Administrator may approve. The portion of any Incentive Stock Option accelerated in connection with a Change in Control or any other action permitted hereunder shall remain exercisable as an Incentive Stock Option only to the extent the applicable $100,000 limitation on Incentive Stock Options is not exceeded. To the extent exceeded, the accelerated portion of the Option shall be exercisable as a Nonstatutory Stock Option under the Code.
     (g) Possible Rescission of Acceleration. If the vesting of an Award has been accelerated expressly in anticipation of an event or upon shareholder approval of an event and the Administrator later determines that the event will not occur, the Administrator may rescind the effect of the acceleration as to any then outstanding and unexercised or otherwise unvested Awards.

     (h) Golden Parachute Limitation. Notwithstanding anything else contained in this Section 13 to the contrary, in no event shall an award be accelerated under this Plan to an extent or in a manner which would not be fully deductible by the Company for federal income tax purposes because of Section 280G of the Code, nor shall any payment hereunder be accelerated to the extent any portion of such accelerated payment would not be deductible by the Company because of Section 280G of the Code. If a Participant would be entitled to benefits or payments hereunder and under any other plan or program that would constitute “parachute payments” as defined in Section 280G of the Code, then the Participant may by written notice to the Company designate the order in which such parachute payments will be reduced or modified so that the Company is not denied federal income tax deductions for any “parachute payments” because of Section 280G of the Code. Notwithstanding the foregoing, an employment or other agreement with the Participant may expressly provide for benefits in excess of amounts determined by applying the foregoing Section 280G limitations.
     (i) Section 162(m) Limitations. To the extent limited by Section 162(m) of the Code in the case of an Award intended as performance-based compensation thereunder and necessary to assure the deductibility of the compensation payable under the award, the Administrator shall have no discretion under this Plan (a) to increase the amount of compensation or the number of shares that would otherwise be due upon the attainment of the applicable performance target or the exercise of the Option or Stock Appreciation Right, or (b) to waive the achievement of any applicable performance goal as a condition to receiving a benefit or right under the Award.
   14. Amendment and Termination of the Plan.
     (a) Amendment and Termination. The Administrator may amend, alter or discontinue the Plan or any Award Agreement, but any such amendment shall be subject to approval of the shareholders of the Company in the manner and to the extent required by Applicable Law. To the extent required to comply with Section 162(m), the Company shall seek re-approval of the Plan from time to time by the shareholders. In addition, without limiting the foregoing, unless approved by the shareholders of the Company, no such amendment shall be made that would:
     i. increase the maximum number of Ordinary Shares for which Awards may be granted under the Plan, other than an increase pursuant to Section 13 of the Plan;
     ii. reduce the minimum exercise prices at which Options may be granted under the Plan (as set forth in Section 8(b));
     iii. result in a repricing of Options or Stock Appreciation Rights; or
     iv. change the class of persons eligible to receive Awards under the Plan.
     (b) Effect of Amendment or Termination. No amendment, suspension or termination of the Plan shall impair the rights of any Award, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company; provided further that the Administrator may amend an outstanding Award in order to conform it to the Administrator’s intent (in its sole discretion) that such Award not be subject to Code Section 409A(a)(1). Termination of the Plan shall not affect the Administrator’s ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.
     (c) Effect of the Plan on Other Arrangements. Neither the adoption of the Plan by the Board or a Committee nor the submission of the Plan to the shareholders of the Company for approval shall be construed as creating any limitations on the power of the Board or any Committee to adopt such other incentive arrangements as it or they may deem desirable, including without limitation, the granting of restricted stock or stock options otherwise than under the Plan, and such arrangements may be either generally applicable or applicable only in specific cases. The value of Awards granted pursuant to the Plan will not be included as compensation, earnings, salaries or other similar terms used when calculating an Awardee’s benefits under any employee benefit plan sponsored by the Company or any Subsidiary except as such plan otherwise expressly provides.
   15. Designation of Beneficiary.
     (a) An Awardee may file a written designation of a beneficiary who is to receive the Awardee’s rights pursuant to Awardee’s Award or the Awardee may include his or her Awards in an omnibus beneficiary designation for all benefits under the Plan. To the extent that Awardee has completed a designation of beneficiary while employed with the Company, such beneficiary designation shall remain in effect with respect to any Award hereunder until changed by the Awardee to the extent enforceable under Applicable Law.
     (b) Such designation of beneficiary may be changed by the Awardee at any time by written notice. In the event of the death of an Awardee and in the absence of a beneficiary validly designated under the Plan who is living at the time of such Awardee’s death, the Company shall allow the executor or administrator of the estate of the Awardee to exercise the Award, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may allow the spouse or one or more dependents or relatives of the Awardee to exercise the Award to the extent permissible under Applicable Law or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.
   16. No Right to Awards or to Employment.
     No person shall have any claim or right to be granted an Award and the grant of any Award shall not be construed as giving an Awardee the right to continue in the employ of the Company or its Affiliates. Further, the Company and its Affiliates expressly reserve the right, at any time, to dismiss any Employee, Consultant or Awardee at any time without liability or any claim under the Plan, except as provided herein or in any Award Agreement entered into hereunder.
   17. Legal Compliance.
     Ordinary Shares shall not be issued pursuant to the exercise of an Option or Stock Award unless the exercise of such Option or Stock Award and the issuance and delivery of such Ordinary Shares shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.
   18. Reservation of Ordinary Shares.
     The Company, during the term of this Plan, will at all times reserve and keep available such number of Ordinary Shares as shall be sufficient to satisfy the requirements of the Plan.
   19. Notice.
     Any written notice to the Company required by any provisions of this Plan shall be addressed to the Secretary of the Company and shall be effective when received.
   20. Governing Law; Interpretation of Plan and Awards.

     (a) This Plan and all determinations made and actions taken pursuant hereto shall be governed by the laws of the Hong Kong Special Administrative Region, People’s Republic of China.
     (b) In the event that any provision of the Plan or any Award granted under the Plan is declared to be illegal, invalid or otherwise unenforceable by a court of competent jurisdiction, such provision shall be reformed, if possible, to the extent necessary to render it legal, valid and enforceable, or otherwise deleted, and the remainder of the terms of the Plan and/or Award shall not be affected except to the extent necessary to reform or delete such illegal, invalid or unenforceable provision.
     (c) The headings preceding the text of the sections hereof are inserted solely for convenience of reference, and shall not constitute a part of the Plan, nor shall they affect its meaning, construction or effect.
     (d) The terms of the Plan and any Award shall inure to the benefit of and be binding upon the parties hereto and their respective permitted heirs, beneficiaries, successors and assigns.
     (e) All questions arising under the Plan or under any Award shall be decided by the Administrator in its total and absolute discretion.
   21. Limitation on Liability.
     The Company and any Affiliate which is in existence or hereafter comes into existence shall not be liable to a Participant, an Employee, an Awardee or any other persons as to:
     (a) The Non-Issuance of Ordinary Shares. The non-issuance or sale of Ordinary Shares (including under Section 17 above) as to which the Company has been unable, or the Administrator deems it infeasible, to obtain from any regulatory body having jurisdiction the authority deemed by the Company’s counsel to be necessary to the lawful issuance and sale of any shares hereunder; and
     (b) Tax Consequences. Any tax consequence realized by any Participant, Employee, Awardee or other person due to the receipt, vesting, exercise or settlement of any Option or other Award granted hereunder or due to the transfer of any Ordinary Shares issued hereunder. The Participant is responsible for, and by accepting an Award under the Plan agrees to bear, all taxes of any nature that are legally imposed upon the Participant in connection with an Award, and the Company does not assume, and will not be liable to any party for, any cost or liability arising in connection with such tax liability legally imposed on the Participant. In particular, Awards issued under the Plan may be characterized by the Internal Revenue Service (the “IRS”) as “deferred compensation” under the Code resulting in additional taxes, including in some cases interest and penalties. In the event the IRS determines that an Award constitutes deferred compensation under the Code or challenges any good faith characterization made by the Company or any other party of the tax treatment applicable to an Award, the Participant will be responsible for the additional taxes, and interest and penalties, if any, that are determined to apply if such challenge succeeds, and the Company will not reimburse the Participant for the amount of any additional taxes, penalties or interest that result.
     (c) Forfeiture. The requirement that Participant forfeit an Award, or the benefits received or to be received under an Award, pursuant to any Applicable Law.

   22. Unfunded Plan.
     Insofar as it provides for Awards, the Plan shall be unfunded. Although bookkeeping accounts may be established with respect to Awardees who are granted Stock Awards under this Plan, any such accounts will be used merely as a bookkeeping convenience. The Company shall not be required to segregate any assets which may at any time be represented by Awards, nor shall this Plan be construed as providing for such segregation, nor shall the Company nor the Administrator be deemed to be a trustee of stock or cash to be awarded under the Plan. Any liability of the Company to any Participant with respect to an Award shall be based solely upon any contractual obligations which may be created by the Plan; no such obligation of the Company shall be deemed to be secured by any pledge or other encumbrance on any property of the Company. Neither the Company nor the Administrator shall be required to give any security or bond for the performance of any obligation which may be created by this Plan.